MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

May 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Variable Insurance Trust

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Mid Cap Growth Portfolio (“Mid Cap Growth Portfolio”), a series of MFS Variable Insurance Trust II, with MFS Mid Cap Growth Series (“Mid Cap Growth Series”), a series of MFS Variable Insurance Trust, pursuant to which Mid Cap Growth Series will acquire all of the assets and liabilities of the Mid Cap Growth Portfolio (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Mid Cap Growth Portfolio in connection with the Mid Cap Growth Portfolio’s Special Meeting of Shareholders expected to be held on August 9, 2012. It is intended that definitive proxy materials be mailed to shareholders of the Mid Cap Growth Portfolio on or around June 29, 2012.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-4340 or James Goundrey at (617) 954-7284.

Very truly yours,

SUSAN A. PEREIRA

Susan A. Pereira

Vice President & Senior Counsel

SAP

Enclosures